Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1 A, as it may be amended, of our Independent Auditor’s Report dated April 16, 2025 relating to the financial statements of Musicow US Vol. 1 LLC as of December 31, 2024 and for the period from August 2, 2024 (inception) to December 31, 0224, and the related notes to the financial statements.

/s/ Artesian CPA, LLC

Denver, CO

September 16, 2025